Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EASTMAN KODAK COMPANY

Eastman Kodak Company, a New Jersey corporation, pursuant to Section 14A:9-4 of the New Jersey Business Corporation Act, does hereby certify as follows:

FIRST:    The name of the corporation is Eastman Kodak Company (the “Corporation”).

SECOND:    (a) Section 5(D) of Article III of the Corporation’s Second Amended and Restated Certificate of Incorporation (the “Certificate”) is hereby amended to add a new clause (x) as follows:

“(x)    Notwithstanding the foregoing adjustments in this Section 5(D), if the Company issues rights as a dividend to holders of the Common Stock pursuant to the Tax Asset Protection Plan, dated as of September 12, 2019, between the Company and Computershare Trust Company, N.A., no adjustment to the Conversion Rate shall be made pursuant to Sections 5(D)(i) through (vi) hereof as a result of the issuance of such rights. In the event any such rights are exchanged or exercised prior to a conversion, the Conversion Rate shall be appropriately adjusted to reflect the effect of such exercise or exchange. The Holders and the Company acting in good faith, shall agree on such adjustment, which may be based on (i) the effect of such exchange or exercise on the trading price of the Common Stock, (ii) the number of shares of Common Stock or, if applicable, junior participating preferred stock outstanding after giving effect to any such exchange or exercise of rights, as the case may be, occurring prior to a conversion, and the amount of any proceeds received by the Company upon any exercise of rights, or (iii) such other basis of adjustment as the Holders and the Company may agree acting in good faith.”

(b) Section 14(C) of Article III of the Certificate is hereby amended to add a new clause (ix) as follows:

“(ix)    Notwithstanding anything to the contrary herein, at any time prior to the Expiration Time (as defined in the Tax Asset Protection Plan, dated as of September 12, 2019, between the Company and Computershare Trust Company, N.A.), no Holder may assign or otherwise transfer any shares of the Series A Preferred Stock without the prior written consent of the Company, and any purported transfer without such consent shall be deemed null and void. The Company shall only refuse to grant consent to such transfer if it determines in good faith that such transfer would be reasonably likely to impair its United States federal net operating losses and/or other tax attributes.”

THIRD:    The foregoing amendments to the Certificate were approved by the board of directors and thereafter duly adopted by shareholders of the Corporation on the 15th day of August, 2019.

FOURTH:    The total number of shares of capital stock of the Corporation entitled to vote on the amendments was 2,000,000, representing all outstanding shares of 5.50% Series A Convertible Preferred Stock (“Preferred Stock”). There were no other classes of shares of capital stock authorized to vote.

FIFTH:    The number of shares voting for and against the amendment is as follows:

	Number of Shares Voted For Amendment	Number of Shares Voted Against Amendment
Preferred Stock	2,000,000	0

SIXTH:    The amendments to the Certificate were approved without a meeting by a written consent of shareholders. The number of shares represented by the written consent was 2,000,000 shares of Preferred Stock.

SEVENTH:    This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation shall become effective upon filing.

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IN WITNESS WHEREOF, James V. Continenza, being the Executive Chairman of the Corporation, has executed this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Eastman Kodak Company on behalf of the Corporation on this 12th day of September, 2019.

EASTMAN KODAK COMPANY

By:	/s/ James V. Continenza
Name:	James V. Continenza
Title:	Executive Chairman

Attest:

By:	/s/ Roger W. Byrd
Name:	Roger W. Byrd
Title:	Secretary

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